EXHIBIT 23

                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
Horizon Telcom, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-88688) on Form S-8 of Horizon Telcom, Inc. of our report dated March 4, 2003, with respect to the consolidated balance sheet of Horizon Telcom, Inc. as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 2002, which report appears in the December 31, 2002, annual report on Form 10-K of Horizon Telcom, Inc.

Our report refers to our audit of the disclosures added to revise the 2001 and 2000 consolidated financial statements, as more fully described in Note 6 to the consolidated financial statements. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements other than with respect to such disclosures.



Columbus, Ohio
March 31, 2003